UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2010

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant)

By:	/s/ Mira Rosenzweig
Mira Rosenzweig,
Chief Financial Officer

Dated: November 24, 2010

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Mira Rosenzweig, CFO Tel: +972-4-604-8308 Mobile: +972-54-9050703 mirar@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

Sela Division of Camtek was chosen as one of the top-10
 Nanotechnology Companies in Israel

MIGDAL HAEMEK, Israel – November 24, 2010 – Camtek Ltd. (NASDAQ and TASE: CAMT), announced that SELA - Semiconductor Engineering Laboratories Ltd. (“SELA”), whose share capital was fully acquired by Camtek in November  2009, was chosen as one of the top 10 nanotechnology companies in Israel by the NanoIsrael 2010 Committee.

SELA is engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the semiconductor industry.

SELA’s Xact system is the first TEM/STEM sample preparation system using Adaptive Ion Milling (AIM) technology. The AIM technology brings numerous advantages to traditional FIB (Focused Ion Beam) technology by reducing the sample thickness to below 20nm over a large area with high precision and throughput, as well as superior image quality. SELA has the ability to enable material analysis on the atomic scale and image structures and material interfaces in a controlled and unique manner otherwise unattainable.

Roy Porat, Camtek's Chief Executive Officer, commented: “The recognition of Sela as a leading participant in the nano-material and nanotechnology market is due to Sela’s technological leadership in this space. We are proud of our newly acquired company. This recognition of Sela together with its proven commercial viability is an additional vindication of our acquisition.”

ABOUT CAMTEK LTD.

Camtek Ltd provides automated solutions dedicated for enhancing production processes and yield, enabling our customers new technologies in two industries: Semiconductors, Printed Circuit Board (PCB) & IC Substrates.

Camtek addresses the specific needs of these industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Camtek’s solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.